Filed by EMC Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Documentum, Inc.
Commission File No. 000-27358

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 13, 2003 (the “Merger Agreement”), by and among EMC Corporation (“EMC”), Elite Merger Corporation, a wholly owned subsidiary of EMC, and Documentum, Inc. (“Documentum”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by EMC on October 14, 2003, and is incorporated by reference into this filing.

On December 15, 2003 EMC issued the following press release and made the following slides available to the investment community:

	Contact:	Dave Farmer 508-293-7206 farmer_dave@emc.com

FOR IMMEDIATE RELEASE		AJ Ragosta 508-293-6884 ragosta_aj@emc.com

EMC TO ACQUIRE VMware,
ADVANCING CONVERGENCE OF SERVER AND
STORAGE VIRTUALIZATION

HOPKINTON, Mass., and PALO ALTO, Calif. – December 15, 2003 – EMC Corporation (NYSE: EMC), the world leader in information storage and management, today announced that it has signed a definitive agreement to acquire Palo Alto-based VMware, Inc., a rapidly growing, privately held software company and the world leader in Intel-based virtual computing software, in a cash transaction valued at approximately $635 million. The acquisition is subject to customary closing conditions and regulatory approvals, and is expected to be completed early in the first quarter of 2004.

     The acquisition of VMware will play a key role in EMC’s strategy to help customers lower their costs and simplify their operations by deploying virtualization technologies across their heterogeneous IT infrastructure to create a single pool of available storage and computing resources. This “Virtual Information Infrastructure” will enable organizations to dynamically configure and reconfigure their compute and storage environments with no downtime as their business needs change. EMC expects VMware’s leadership in server virtualization, together with EMC’s innovation in storage virtualization, will serve as a strong foundation for next-generation information lifecycle management solutions.

     VMware’s technology enables multiple operating systems — including Microsoft Windows, Linux and NetWare — to run simultaneously and independently on the same Intel-based server or workstation and dynamically move live applications across systems with no business disruption. These “virtual machines” integrate seamlessly into existing physical infrastructures and management frameworks, allowing users to see resources as if they were dedicated to them, while administrators manage and optimize those resources globally across the enterprise.

     Joe Tucci, EMC President and CEO, said, “Customers want help simplifying the management of their IT infrastructures. This is more than a storage challenge. Until now, server and storage virtualization have existed as disparate entities. Today, EMC is accelerating the convergence of these two worlds.”

     “We’ve been working with the talented VMware team for some time now,” Tucci continued, “and we understand why they are considered one of the hottest technology companies anywhere. With the resources and commitment of EMC behind VMware’s leading server virtualization technologies and the partnerships that help bring these technologies to market, we look forward to a prosperous future together.”

     Diane Greene, VMware President and CEO, said, “This combination is a natural fit. Beyond the obvious product synergies, EMC’s leadership in advancing open standards and its relationships with the leading IT players will foster ongoing innovation and industry-wide cooperation. VMware will continue its deep relationships with the world’s leading server and storage vendors as well as ISVs and systems management providers to jointly develop useful innovation for our customers.”

     VMware software is used today by thousands of companies worldwide to consolidate underutilized servers, reduce server-provisioning time from weeks to tens of seconds, dynamically move application workloads across servers and workstations without service interruption, and eliminate downtime for hardware maintenance, deployment, or migration.

     Upon completion of the acquisition, EMC expects to take a charge of approximately $15 to $20 million in the first quarter of 2004 for the value of VMware’s in-process research and development costs and other integration expenses. Including the aforementioned charges, the transaction is expected to be dilutive in the first quarter of 2004 by $0.01 per diluted share and is not expected to impact EPS for the full 2004 fiscal year. EMC expects the addition of VMware to be accretive to EPS by $0.01 in fiscal year 2005.

     Upon completion of the acquisition, EMC plans to operate VMware as a software subsidiary of EMC, headquartered in Palo Alto and led by Diane Greene, VMware’s current President and CEO. VMware will remain focused on developing, selling and servicing VMware’s products and solutions.

     EMC President and CEO Joe Tucci, VMware President and CEO Diane Greene, and EMC Executive Vice President and Chief Financial Officer Bill Teuber will discuss the acquisition on a conference call for financial analysts, investors and the news media at 5:00 p.m. EST, today. The call will be webcast with supporting slides at http://www.emc.com/IR_Tech_presentation.

About VMware

VMware is the global leader in virtual infrastructure software for Intel-based systems. The world’s largest companies use VMware solutions to simplify their IT, fully leverage their existing computing investments and respond faster to changing business demands. VMware is based in Palo Alto, California, and conducts business in more than 100 countries worldwide. For more information, visit www.vmware.com.

About EMC

EMC Corporation (NYSE: EMC) is the world leader in products, services and solutions for information storage and management that help organizations extract the maximum value from their information, at the lowest total cost, across every point in the information lifecycle. Information about EMC’s products and services can be found at www.EMC.com.

EMC is a registered trademark of EMC Corporation. Other trademarks are the property of their respective owners.

This release contains “forward-looking statements” as defined under the Federal Securities Laws. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) risks associated with strategic investments and acquisitions, including the challenges and costs of closing, integration, restructuring and achieving anticipated synergies associated with the recent acquisition of LEGATO Systems, Inc., and the announced plans to acquire Documentum and VMware, Inc.; (ii) adverse changes in general economic or market conditions; (iii) delays or reductions in information technology spending; (iv) the transition to new products, the uncertainty of customer acceptance of new product offerings, and rapid technological and market change; (v) insufficient, excess or obsolete inventory; (vi) competitive factors, including but not limited to pricing pressures; (vii) component quality and availability; (viii) the relative and varying rates of product price and component cost declines and the volume and mixture of product and services revenues; (ix) war or acts of terrorism; (x) the ability to attract and retain highly qualified employees; (xi) fluctuating currency exchange rates; and (xii) other one-time events and other important factors disclosed previously and from time to time in EMC’s and Documentum’s filings with the U.S. Securities and Exchange Commission. EMC disclaims any obligation to update any such-forward looking statements after the date of this release.

Welcome Tony Takazawa Director, Global Investor Relations

Agenda Joe Tucci EMC, President and CEO Diane Greene VMware, President and CEO Bill Teuber Executive Vice President & CFO Questions & Answers

Forward-Looking Statements This presentation contains "forward-looking statements" as defined under the Federal Securities Laws. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) risks associated with strategic investments and acquisitions, including the challenges and costs of closing, integration, restructuring and achieving anticipated synergies associated with the announced plans to acquire Documentum, Inc.; (ii) adverse changes in general economic or market conditions; (iii) delays or reductions in information technology spending; (iv) the transition to new products, the uncertainty of customer acceptance of new product offerings, and rapid technological and market change; (v) insufficient, excess or obsolete inventory; (vi) competitive factors, including but not limited to pricing pressures; (vii) component quality and availability; (viii) the relative and varying rates of product price and component cost declines and the volume and mixture of product and services revenues; (ix) war or acts of terrorism; (x) the ability to attract and retain highly qualified employees; (xi) fluctuating currency exchange rates; and (xii) other one-time events and other important factors disclosed previously and from time to time in EMC's filings with the U.S. Securities and Exchange Commission. EMC disclaims any obligation to update any such forward- looking statements after the date of this presentation.

EMC and VMware Joe Tucci EMC, President and CEO

VMware Virtualization Leadership Awards 2003

where information lives
EMC²
where information lives

USA TODAY

December 3, 2003

Small firm, big potential: VMware is into virtualizing

Once upon the dot-com buVMwarele, techies embraced alphabet-soup business models like B2C (business to consumer) and B2B (business to business). Now, the hot thing is P2V. No, no, no — we're not talking about "pornographers to virgins." Sheesh.



CyberSpeak
Kevin Maney

This would be "physical to virtual." Which sounds like a business model from a *Star Wars* movie, but is actually a reference to the geeky concept of "virtualizing" computers. It also describes the business of one of the hottest little companies in tech, VMware.

In 2004, the expectation — or hope, anyway — in the industry is that three monster IPOs will relight the fuse of tech start-ups. One is Google, which you've no doubt heard about, since on the Web it's now more omnipresent than mosquitoes in the Everglades.

Techies drool over the company....Gordon Haff, analyst at Illuminata, has been calling VMware "the most successful small company in IT right now."

© 2003 EMC Corporation. All rights reserved.

6

VMware Diane Greene VMware, President and CEO

VMware Undisputed leader in virtualization infrastructure software 6 years old Over 5000 enterprise customers Reduces IT costs and drives IT efficiency Allows consolidation of applications on a single system, even with different operating systems such as Windows and Linux Allows multiple systems to be treated as a single set of resources

A VMware virtual machine is an application execution environment with its own operating system VMware Virtualization Virtual Machines

A VMware virtual machine is an application execution environment with its own operating system VMware Virtualization Virtual Machines

VMware VMotion Relocate running environments to new machines with no service interruption VMotion

VMware VMotion Relocate running environments to new machines with no service interruption VMotion

Virtual Machines Across the Infrastructure

VMware Value Proposition: Enables multiple operating systems and applications to run simultaneously and independently on the same Intel-based servers and workstation. Virtual Machine technology defines the basis for the next generation IT infrastructure VMware Value Proposition Lowers server costs through consolidation and increased utilization Enables rapid provisioning of new, heterogeneous servers with fractional resource shares Dynamically moves workloads across servers without service interruption Multi-platform, supports legacy and new applications Secures the environment with granular isolation and robust access control

Why now for VMware? Virtual infrastructure validated by thousands of customers as a core IT strategy over the next 5 years VMware profitable for over a year with a proven business, the challenge now is to grow quickly It is important for the VMware products to remain open without viability concerns from our partners, notably, all of the major Intel hardware vendors

Why EMC? EMC has one of the best enterprise sales forces EMC's has one of the world's top customer support organizations We see EMC at nearly every VMware customer engagement. VMware has worked closely with EMC over the last 18 months in a technical cooperation relationship The combination of compute and storage virtualization will allow us to bring unprecedented business continuity solutions to our customers and partners.

Why EMC has chosen VMware Storage and computing components benefit from seamless integration, brings EMC to fuller and more automated solutions Grows EMC's open software presence Positions EMC to take the lead as the major virtualization vendor and all of the next generation IT products that this will facilitate

Commitment All of the VMware founding team, including myself, have committed to seeing our growth continue as a part of the EMC family We are excited to take the VMware technologies and products to a new and much higher phase of growth. We have chosen to do so with EMC and we have great confidence and high expectations for the future.

EMC and VMware: A Great Future Together Joe Tucci EMC, President and CEO

How will EMC help VMware? EMC resources and financial strength will help VMware grow their business faster We can leverage our: International infrastructure Global recruiting capabilities Process and systems ~4,500 person strong selling organization ~7,500 person strong services organization

What EMC can do... OS App Storage OS App Storage Remote Replication Site A Site B Move exact copy of information to remote site

What VMware can do... OS App OS App OS App .... VMware Storage Site A

What VMware can do... OS App OS App OS App .... VMware OS App OS App OS App .... VMware Site A Storage Site B Move exact copy of virtual server to remote site VMotion

What EMC and VMware can do... OS App OS App OS App .... VMware OS App OS App OS App .... VMware Site A VMotion Storage Site B Storage Remote Replication

What EMC and VMware can do... OS App OS App OS App .... VMware OS App OS App OS App .... VMware Site A VMotion Storage Site B Combined capability completely redefines Business Continuity for the industry... No one else can do this! Storage Remote Replication

How will VMware operate as part of EMC? Retains corporate structure and brand Software subsidiary of EMC Diane Greene continues as President Current management team remains intact David Goulden, EVP of New Business Development, will oversee from an EMC perspective

VMware will remain completely open Will ensure that VMware remains totally open to partners Includes all: System management software vendors Server vendors Operating system vendors Storage vendors Network vendors Application vendors

Our open software strategy is working Network Appliance / Documentum partnership Joint lab testing to certify and support Documentum ECM on NetApp platforms Develop expanded go-to-market strategies IBM / Legato partnership IBM has agreed to sell Legato's EmailXtender, EmailXaminer and DiskXtender products

Acquisitions progressing well Legato Integration plan ahead of schedule Well received by customers and partners Comfortably meeting internal revenue targets Documentum Thorough integration plan in place Expect to close later this week

Management Strength Legato and Documentum Both bring experienced and successful management teams Building EMC management team Provides experience, depth and software expertise Focused on execution and success VMware Extremely talented management team Some of the best technology minds in all of IT

EMC is on the right path Proud of what we have built at EMC Redefining and leading the networked storage marketplace Expanding into information and content management Now best positioned to deliver the IT "Holy Grail" - True virtualization of the open systems server, network and storage environments

Financial Implications Bill Teuber EMC, Executive Vice President and CFO

EMC and VMware: Transaction Summary Deal Structure: All cash transaction for stock and vested options EMC options exchanged for unvested VMware options Total Purchase Price: $635 million Expected Closing : Early Q1'04

EMC and VMware: Transaction Summary Transaction will result in approximately: $120-140 million of intangible assets $15-20 million for in-process R&D and other integration costs $530-580 million of goodwill Estimate charge for in-process R&D and other integration costs to be ~$15-$20 million

EMC and VMware Taking into account... Revenue expectations Investment in VMware's growth Amortization of intangible assets Non-cash deferred compensation resulting from the transaction ....expect transaction to be EPS neutral in 2004 On a quarterly basis, transaction will be $0.01 dilutive in Q104; recovered in remaining quarters of 2004 2005: Accretive by one penny to full-year earnings

Q&A